Exhibit 4.5

Form 3200-24	ORIGINAL
(November 1984)	UNITED STATES

DEPARTMENT OF THE INTERIOR

BUREAU OF LAND MANAGEMENT

OFFER TO LEASE AND LEASE FOR GEOTHERMAL RESOURCES	Serial No. N74855

The undersigned (see reverse) offers to lease all or any of the lands in item 2 that are available for lease pursuant to the Geothermal Steam Act of 1970 (30 U.S.C  1001-10025)

Read Instructions Before Completing

1.

Name

Sierra Nevada Geothermal, Inc.

Street

1105 Terminal Way, Ste. 202

City,

State, Zip Code  Reno, Nevada 89502

2.

Surface managing agency if other than BLM:                                           Unit/ Project

Legal description of land requested (segregate by public domain and acquired lands):

T.

R

Meridian

State

County

T33N

R40E

MDM

Nevada

Humboldt

293,50 Section 4 L+S 1-4, S2N2 640 Section 8 all. (Formerly serial # NVN-057608)	Record Posted Date By MT Plat ___________ ______________ OG Plat ___________ ______________ USE Plat 6/18/01 MS HI Plat ____________ ______________ CDI Fliming ____________ ______________

Total acres applied for  933.50

Percent U.S interest _______

Amount remitted: Filing fee $ 75.00	Rental fee $ ~~933.50~~ 934.00	Total $ ~~1,00850~~ 1,009

DO NOT WRITE BELOW THIS LINE

3.

Land included in lease:

T.

R

Meridian

State

County

NVN-78455 T, 33 N., R. 40 E., MDM, Nevada Sec. 04, lots 1-4, S2N2; Sec. 08, all	Described lands were not within a KGS/ KGRA as of Sep 18 2002 /s/ Deputy State Director, Minerals Management

Humboldt County Total acres in lease 933.50 Rental retained $ 934.00	Record Posted Date By MT Plat ___________ ______________ OG Plat ___________ ______________ USE Plat 9/25/02 MS HI Pla.t ___________ ______________ CDI Fliming ___________ ______________	Total acres in lease Rental retained $

In accordance with the above offer, or the previously submitted competitive bid, this lease is issued granting the exclusive right to drill for, extract, product, remove, utilize, sell, and dispose of all the geothermal resources in the lands described in item 3 together with the right to build and maintain necessary improvements thereupon, for a primary term of 10 years.  Rights granted are subject to applicable laws, the terms, conditions, and attached stipulations of this lease, the Secretary of the Interior’s regulations and formal orders in effect as of lease issuance and, when not inconsistent with lease rights granted or specific provisions of this lease, regulations and formal orders hereafter promulgated.

THE UNITED STATES OF AMERICA

Type of lease:

By                                               /s/

      (Signing officer)

[ X ] Noncompetitive

[    ] Competitive

           ACTING Deputy State Director, Minerals Management

SEP 18 2002

(Title)

(Date)

[    ] Other

        EFFECTIVE DATE OF LEASE

JUN 01 2002

(Continued on Page 2)

4.

(a) Undersigned certifies that:

(1) Offeror is a citizen of the United States; an association of such citizens; a municipality; or a corporation organized under the laws of the United States, any State or the District of Columbia; (2) All parties holding an interest in the offer are in compliance with 43 CFR 3200 and the authorizing Act; (3) Offeror’s chargeable interests, direct and indirect, do not exceed that allowed under the Act; and (4) Offeror is not considered a minor under the laws of the State in which the lands covered by this offer are located.

(b)

Undersigned agrees that signature to this offer constitutes acceptance of this lease, including all terms, conditions and stipulations of which offeror has been given notice, and any amendment or separate lease that may cover any land described in this offer open to lease application at the time this  offer was filed but omitted for any reason from this lease.  The offeror further agrees that this offer cannot be withdrawn, wither in whole or part, unless the withdrawal is received by the BLM State Office before this lease, an amendment to this lease, or a separate lease, whichever covers the land described in the withdrawal, has been signed on behalf of the United States.

This offer will be rejected and will afford the offeror no priority if it is not properly completed and executed in accordance with the regulations, or if it is not accompanied by the required payments.  Title 18 U.S.C Sec. 1001 makes if a crime for any person knowingly and willfully to make to any Department or agency of the United States any false, fictitious or fraudulent statements or representations as to any matter within its jurisdiction.

/s/
Duly executed this 14 day of June xx 2001	(Signature of Lessee or Attorney-in-fact)

LEASE TERMS

Sec. 1.  Rentals- Rentals shall be paid to the proper office of lessor in advance of each lease year until there is production in commercial quantities from the leased lands.  Annual rental rates per acre or fraction thereof are: $1 for noncompetitive leases and $2 for competitive leases.

     If this lease or a portion thereof is committed to an approved cooperative or unit plan which includes a well capable of producing leased resources and the plan contains a provision for allocation of production, royalties shall be paid on the production allocated to this lease.  However, annual rentals shall continue to be due for those lands not within a participating area.

  Failure to pay annual rental, if due, on or before the anniversary date of this lease (or next official working day if office is closed) shall automatically terminate this lease by operation of law.  Rentals may be suspended by the Secretary upon a sufficient showing by lessee.

Sec. 2.  Royalties- Royalties shall be paid to proper office of lessor.  Royalties shall be computed in accordance with regulations and orders.  Royalty rates on production are: 10 percent for steam, heat, or energy; 5 percent for byproducts; and 5 percent for demineralized water

     Lessor reserves the right to establish reasonable minimum values on production after giving lessee notice and an opportunity to be heard.  Royalties shall be due and payable on the last day of the month following the month in which production occurred.

     A minimum royalty shall be due for any lease year beginning on or after the commencement of production in commercial quantities in which royalty payments aggregate less than $2 per acre.  Lessee shall pay such difference at the end of lease year.  This minimum royalty may be waived, suspended, or reduced, and the above royalty rates may be reduced for all or portions of this lease if the Secretary determines that such action is necessary to encourage the greatest ultimate recovery of the leased resources, or is otherwise justified.

Sec. 3.  Bonds- Lease shall file and maintain any bond required under regulations.

Sec. 4.  Diligence, rate of development, unitization, and drainage- Lessee shall perform diligent exploration as required by regulations and shall prevent unnecessary damage to, lost of, or waste or leased resources.  Lessor reserves right to specify rates of development and production in the public interest and to require lessee to subscribe to a cooperative or unit plan, within 30 days of notice, if deemed necessary for proper development and operation of the area, field, or pool embracing these leased lands.  Lessee shall drill and produce wells necessary to protect leased lands from drainage or pay compensatory royalty for drainage in amount determined by lessor.

Sec. 5.  Documents, evidence, and inspection- Lessee shall file with proper office of lessor, not later than (30) days, after effective date thereof, any contract or evidence of other arrangement for the sale or disposal of production.  At such times and in such form as lessor may prescribe, lessee shall furnish detailed statements showing amounts and quality of all products removed and sold, proceeds therefrom, and amount used for production purposes or unavoidably lost.  Lessee may be required to provide plats and schematic diagrams showing development work and improvements, and reports with respect to parties in interest, expenditures, and depreciation costs.

     In the form prescribed by lessor, lessee shall keep a daily drilling record, a log, and complete information on well surveys and tests and keep a record of subsurface investigations and furnish copies to lessor when required.  Lessee shall keep open at all reasonable times for inspection by any authorized officer of lessor, the leased premises and all wells, improvements, machinery, and fixtures thereon, and all books, accounts, maps, and records relative to operations, surveys, or investigations on or in the leased lands.  Lessee shall maintain copies of all contracts, sales agreements, accounting records, and documentation such as billings, invoices, or similar documentation that support costs claimed as manufacturing, preparation, and/or transportation costs.  All such records shall be maintained in lessee’s accounting offices for future audit by lessor.  Lessee shall maintain required records for 6 years after they are generated or, if an audit or investigation is underway, until released of the obligation to maintain such records by lessor.

     During existence of this lease, information obtained under this section shall be closed to inspection by the public in accordance with the Freedom of Information Act (5 U.S.C. 552)

Sec.6.  Conduct of operations- Lessee shall conduct operations in a manner that minimizes adverse impacts to the land, air, and water, to cultural, biological, visual, and other resources, and to other land uses or users.  Lessee shall take reasonable measures deemed necessary by lessor to accomplish the intent of this section.  To the extent consistent with leased rights granted, such measures may include, but are not limited to, modification to siting or design of facilities, timing of operations, and specification of interim and final reclamation measures.  Lessor reserves the right to continue existing uses and to authorize future uses upon or in the leased lands, including the approval of easements or right-of-ways.  Such uses shall be conditioned so as to prevent unnecessary or unreasonable interference with rights of lessees.

     Prior to disturbing the surface of the leased lands, lessee shall contact lessor to be apprised of procedures to be followed and modifications or reclamation measures that may be necessary.  Areas to be disturbed may require inventories or special studies to determine the extent of impacts to other resources.  Lessee may be required to complete minor inventories or short term special studies under guidelines provided by lessor.  If in the conduct of operations, threatened or endangered species, objects of historic or scientific interest, or substantial unanticipated environmental effects are observed, lessee shall immediately contact lessor.  Lessee shall cease any operations that would result in the destruction of such species or objects.

Sec. 7.  Production of byproducts- If the production, use, or conversion of geothermal resources from these leased lands is susceptible of producing a valuable byproduct or byproducts, including commercially demineralized water for beneficial uses in accordance with applicable State water laws, lessor may require substantial beneficial production or use thereof by lessee.

Sec. 8.  Damages to property-Lessee shall pay lessor for damage to lessor’s improvements, and shall save and hold lessor harmless from all claims for damage or harm to persons or property as a result of lease operations.

Sec. 9.  Protection of diverse interests and equal opportunity- Lessee shall maintain a safe working environment in accordance with standard industry practices and take measures necessary to protect the health and safety of the public.  Lessor reserves the right to ensure that production is sold at reasonable prices and to prevent monopoly.

     Lessee shall comply with Executive Order No. 11246 of September 24, 1965, as amended, and regulations and relevant orders of the Secretary of Labor issued pursuant thereto:  Neither lessee nor lessee’s subcontractor shall maintain segregated facilities.

Sec. 10.  Transfer of lease interests and relinquishment of lease- As required by regulations, lessee shall file with lessor, any assignment or other transfer of an interest in this lease.  Lessee may relinquish this lease or any legal subdivision by filing in the proper office a written relinquishment, which shall be effective as of the date of filing, subject to the continued obligation of the lessee and surety to pay all accrued rentals and royalties.

Sec.11.  Delivery of premises- At such time as all or portions of this lease are returned to lessor, lessee shall place all wells in condition for suspension or abandonment, reclaim the land as specified by lessor, and within a reasonable period of time, remove equipment and improvements not deemed necessary by lessor for preservation of producible wells or continued protection of the environment.

Sec.12.  Proceedings in case of default- If lessee fails to comply with any provisions of this lease, and the noncompliance continues for 30 days after written notice thereof, this lease shall be subject to cancellation in accordance with the Act.  However, if this lease includes land known, to contain a well capable of production in commercial quantities, it may be cancelled only by judicial proceedings.  This provision shall not be construed to prevent exercise by lessor or any other legal and equitable remedy, including waiver of the default.  Any such remedy or waiver shall not prevent later cancellation for the same default occurring at any other time.

     Whenever the lessee fails to comply in a timely manner with any of the provisions of the Act, this lease, the regulations, or formal orders, and immediate action is required, the Lessor may enter on the leased lands and take measures deemed necessary to correct the failure at the expense of the Lessee.

Sec. 13.  Heirs and successors-in-interest- Each obligation of this lease shall extend to and be blinding upon, and every benefit hereof shall inure to, the heirs, executors, administrators, successors, or assigns of the respective parties hereto.

Serial Number NN-74855

RECEIVED NSO BLM

2002 SEP 18 AM 9:18

General Stipulations Leasing Geothermal Resources Managed by the

Winnemucca Field Office (Winn Stip)

General Sage Grouse Stipulation

Prior to entry on any lease areas which include known or potential habitat, the lessee (operator) shall contact the appropriate BLM Field Office to discuss any proposed activities.

Other Biota

Prior to site development, a survey for invertebrates will be conducted on areas where geothermal surface expressions occur.

Controlled Or Limited Surface Use (Avoidance and/or Mitigation Measures To Be Developed)

The lease area may now or hereafter contain plants, animals, or their habitats determined to be threatened, endangered, or other special status species. BLM may recommend modifications to exploration and development proposals to further its conservation and management objective to avoid BLM-approved activity that will contribute to a need to list such a species or their habitat. BLM may require modifications to or disapprove proposed activity that is likely to result in jeopardy to the continued existence of a proposed or listed threatened or endangered species or result in the destruction or adverse modifications of a designated or proposed critical habitat. BLM will not approve any ground-disturbing activity that may affect any such species or critical habitat until it completes its obligations under applicable requirements of the Endangered Species Act, 16 U.S.C. 1531, as amended, including completion of any required procedure for conference consultation.

Wild Horse and Burros

If wild horse or burro populations are located on sites proposed for development, it may be necessary to  avoid or develop mitigation measures to reduce adverse impacts to horses. These measures may include providing alternative water sources for horses of equal quality and quantity.

Migratory Birds

Surface disturbing activities during the migratory bird nesting season (March to July) may be restricted in order to avoid potential violation of the Migratory Bird Act. Appropriate inventories of migratory birds shall be conducted during analysis of actual site development. If active nests are located, the proponent shall coordinate with BLM to establish appropriate protection measures for the nesting sites which may include avoidance or restricting or excluding development during certain areas to times when nests and nesting birds will not be disturbed. During development and production phases, if artificial ponds potentially detrimental to migratory birds are created, these shall be fitted with exclusion devices such as netting or floating balls:

Vegetation

All areas of exploration and or development disturbance will be reclaimed including re-contouring disturbed areas to blend with the surrounding topography and using appropriate methods to seed with a diverse perennial seed mix. The seed mix used to reclaim disturbed areas would be "certified" weed free.

Riparian Area

No surface occupancy within 650 feet (horizontal measurement) of any surface water bodies, riparian areas, wetlands, playas or 100-year floodplains to protect the integrity of these resources (as indicated by the presence of riparian vegetation and not actual water). Exceptions to this restriction may be considered on a case-by-case basis if the BLM determines at least one of the following conditions apply: I) additional development is proposed in an area where current development has shown no adverse impacts, 2) suitable off-site mitigation will be provided if habitat loss is expected, or 3) BLM determines development proposed under any plan of operations ensures adequate protection of the resources.

Noxious Weeds

During all phases of exploration and development, the lessee shall maintain a noxious weed control program consisting of monitoring and eradication for species listed on the Nevada Designated Noxious Weed List (NRS 555.010).

Cultural Resources

Controlled Or Limited Surface Use (Avoidance and/or Mitigation Measures To Be Developed).

All surface disturbing activities proposed after issuance of the lease are subject to compliance with Section 106 of the National Historic Protection Act (N-IPA) and it's implementation through the protocol between the BLM Nevada State Director and the Nevada State Historic Preservation Officer.

Native American

No Surface Occupancy

No surface occupancy within the setting of National Register eligible Traditional Cultural Properties (TCPs) where integrity of the setting is critical to their eligibility. For development and production phases, surface occupancy may be limited to a specific distance or precluded at hot springs, pending conclusion of the Native American consultation process. All development activities proposed under the authority of this lease are subject to the requirement for Native American consultation prior to BLM authorizing the activity. Depending on the nature of the lease developments being proposed and the resources of concerns to tribes potentially effected, Native American consultation and resulting mitigation measures to avoid significant impacts may extend time frames for processing authorizations for development activities, as well as, change in the ways in which developments are implemented.

Paleontological Resources

Where significant paleontological resources are identified, mitigating measures such as data recovery, restrictions on development, and deletion of some areas from development may be required on a case by case basis.

Water Resources

As exploration and development activities commence, the operator shall institute a hydrologic monitoring program. The details of the monitoring programs will be site specific and the intensity shall be commensurate with the level of exploration. For example, if the proponent will be conducting seismic studies the monitoring would be limited to the identification of water resources to be monitored as activities continue; if a drilling program were to be undertaken the number of aquifers encountered, their properties, their quality, and their saturated thickness would be documented

RECEIVED NSO BLM

2002 SEP 18 AM 9:18

The information collected will be submitted tot Bureau of and Management and will be used to support future NEPA documentation as development progresses. Adverse impacts to surface expressions of the geothermal reservoir (hot springs), and Threatened and Endangered Species habitat are not acceptable. The lessee will monitor the quality, quantity, and temperature of any hot springs or other water resource within the project area whenever they are conducting activities which have the potential to impact those resources. If adverse impacts do occur, BLM will require the lessee to take corrective action to mitigate the impact. Corrective action may include shutting down the operation.

These are in addition to the other stipulations. These are LEASE stipulations, not operational, the information gathered under the monitoring stipulation wiI1 be used to identify future impacts at the operational stage.

Lands & Realty

No drilling, including exploration or development activities within linear Rights-of-Way.

Hazardous Materials

Prior to exploration and development, an emergency response plan will developed that include contingencies for hazardous material spills and disposal.

/s/

Signature of Lessee, Agent, or Attorney in Fact

18 Sept 2002
Date

United States Department of the Interior

BUREAU OF LAND MANAGEMENT
Winnemucca Field Office

5100 East Winnemucca Boulevard

Winnemucca, Nevada 89445

(775) 623-1500

In Reply Refer To:

1330 (NV-20.00) (NV-20.06)

FINDING OF NO SIGNIFICANT IMPACT(FONSI)
AND
MODIFIED DECISION RECORD

ENVIRONMENTAL ASSESSMENT FOR LEASING GEOTHERMAL RESOURCES MANAGED
BY THE WINNEMUCCA FIELD OFFICE.

EA-NV-020-02-029

Overview

On September 10, 2002 a Decision Record (DR) and Finding of No Significant Impact (FONSI) was issued for the "Geothermal Resources Leasing Programmatic Environmental Assessment (EA). The decision is modified to change areas deferred and to add a new stipulation.

Finding of No Significant Impact

Based on the analysis of the Geothermal Resources Leasing Programmatic Environmental Assessment (EA), EA-NV-020-02-029, I have determined that removal of the New York Canyon PVA#12 from being deferred will not have a significant effect on the human environment, subject to the new stipulation to protect Traditional Cultural Properties (TCPs) in the area. Preparation of an environmental impact statement pursuant to Section 102(2)(C) of the National Environmental Policy Act (NEPA) is not required for the following reasons;

1) Sensitive resource values will not be adversely impacted from implementation of the proposed action.

2) There would be no significant adverse impacts to threatened, endangered, or Nevada State sensitive species or associated habitat within the assessment areas. The proposed action will not adversely affect public health or safety.

3) The project and its potential effects on the human environment are not highly uncertain and do not involve unique or unknown risks.

4) The proposed action and effects on the quality of the human environment are not highly controversial.